FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of December 2008

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

TR-1
(i
)
:
NOTIFICATION OF MAJOR INTERESTS IN SHARES
1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached
(ii):

HSBC Holdings plc

2. Reason for the notification
:

An acquisition or disposal of voting rights

3. Full name of person(s) subject to the notification obligation
(iii)
:

1. Singularis Holdings Limited;
2. Awal Trust Company Limited; and
3. Maan Al-Sanea.

4. Full name of shareholder(s) (if different from 3.) (iv)
:

1. LBPB Nominees Limited;
2. Daiwa Securities SMBC Europe Limited;
3. Vidacos Nominees Limited;
4. James Capel (Channel Islands Nominees) Ltd; and
5. HSBC Global Custody Nominees (UK) Limited.
5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v)
:

Trade date 19 December 2008 (settled and crossed threshold 24 December 2008)

6. Date on which issuer notified:

30 December 2008

7. Threshold(s) that is/are crossed or reached:

3%

8. Notified details

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)
	Number of shares	Number of voting Rights (viii)
Ordinary ISIN Code: GB0005405286	3.24%	3.24%

Resulting situation after the triggering transaction (
vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (i x)		% of voting rights
	Direct	Direct (x)	Indirect (xi)	Direct	Indirect
Ordinary ISIN Code: GB0005405286	Nil	Nil	359,097,635	Nil	2.97%

B: Financial Instruments
Resulting situation after the triggering transaction
(
xii)

Type of financial instrument	Expiration Date ( xiii)	Exercise/Conversion Period/ Date ( xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
359,097,635	2.97%

9.
Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable
(
xv)
:
Singularis Holdings Limited (SHL) indirectly holds 359,067,797 shares through LBPB Nominees Limited, Daiwa Securities SMBC Europe Limited and Vidacos Nominees Limited. SHL and another entity that holds 20,184 shares (see section 13 below) are, respectively, wholly owned and 96.2% owned, by Awal Trust Company Limited (ATCL) as trustee of the Saad STAR Trust (the Trust). ATCL is therefore subject to a notification obligation pursuant to DTR 5.2.1 (e) as a "parent undertaking" of the entities. The Settlor of the Trust is Maan Al-Sanea. Provisions within the trust deed for the Trust bring Mann Al-Sanea within the definition of "parent undertaking" in respect of SHL and in respect of other entities that collectively hold 29,838 shares.

Proxy Voting:

10. Name of the proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:

ATCL indirectly holds in total 359,087,981 shares by virtue of being a "parent undertaking" of SHL which holds 359,067,797 shares and another entity that holds 20,184 shares.
Maan Al-Sanea indirectly holds in total 359,097,635 shares consisting of 359,087,981 shares attributable to him as a "parent undertaking" of SHL and another entity (see section 9 above) and 9,654 shares that he holds in a personal capacity indirectly through James Capel (Channel Islands Nominees) Ltd.

14. Name of contact and telephone number for queries

Christopher C. Hart

Tel: +41 22 715 0303

15. Name and signature of duly authorised officer of the listed company responsible for making this notification

Paul Stafford, Deputy Group Company Secretary

16. Date of notification

30 December 2008

Notes to the Forms
(i) This form is to be sent to the issuer or underlying issuer and to be filed with the competent authority.
(ii) Either the full name of the legal entity or another method for identifying the issuer or underlying issuer, provided it is reliable and accurate.
(iii) This should be the full name of (a) the shareholder; (b) the person acquiring, disposing of or exercising voting rights in the cases provided for in DTR5.2.1 (b) to (h); (c) all the parties to the agreement referred to in DTR5.2.1 (a), or (d) the direct or indirect holder of financial instruments entitled to acquire shares already issued to which voting rights are attached, as appropriate.
In relation to the transactions referred to in points DTR5.2.1 (b) to (h), the following list is provided as indication of the persons who should be mentioned:
- in the circumstances foreseen in DTR5.2.1 (b), the person that acquires the voting rights and is entitled to exercise them under the agreement and the natural person or legal entity who is transferring temporarily for consideration the voting rights;
- in the circumstances foreseen in DTR 5.2.1 (c), the person holding the collateral, provided the person or entity controls the voting rights and declares its intention of exercising them, and person lodging the collateral under these conditions;
- in the circumstances foreseen in DTR5.2.1(d), the person who has a life interest in shares if that person is entitled to exercise the voting rights attached to the shares and the person who is disposing of the voting rights when the life interest is created;
- in the circumstances foreseen in DTR5.2.1 (e), the parent undertaking and, provided it has a notification duty at an individual level under DTR 5.1, under DTR5.2.1 (a) to (d) or under a combination of any of those situations, the controlled undertaking;
- in the circumstances foreseen in DTR5.2.1 (f), the deposit taker of the shares, if he can exercise the voting rights attached to the shares deposited with him at his discretion, and the depositor of the shares allowing the deposit taker to exercise the voting rights at his discretion;
- in the circumstances foreseen in DTR5.2.1 (g), the person that controls the voting rights;
- in the circumstances foreseen in DTR5.2.1 (h), the proxy holder, if he can exercise the voting rights at his discretion, and the shareholder who has given his proxy to the proxy holder allowing the latter to exercise the voting rights at his discretion.
(iv) Applicable in the cases provided for in DTR 5.2.1 (b) to (h). This should be the full name of the shareholder who is the counterparty to the natural person or legal entity referred to in DTR5.2.
(v) The date of the transaction should normally be, in the case of an on exchange transaction, the date on which the matching of orders occurs; in the case of an off exchange transaction, date of the entering into an agreement.
The date on which threshold is crossed should normally be the date on which the acquisition, disposal or possibility to exercise voting rights takes effect (see DTR 5.1.1R (3)). For passive crossings, the date when the corporate event took effect.
(vi) Please refer to the situation disclosed in the previous notification, In case the situation previous to the triggering transaction was below 3%, please state 'below 3%'.
(vii) If the holding has fallen below the minimum threshold , the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is less than 3%.
For the case provided for in DTR5.2.1(a), there should be no disclosure of individual holdings per party to the agreement unless a party individually crosses or reaches an Article 9 threshold. This applies upon entering into, introducing changes to or terminating an agreement.
(viii)
 Direct and indirect
(ix)
  In case of combined holdings of shares with voting rights attached 'direct holding' and voting rights 'indirect holdings', please split the voting rights number and percentage into the direct and indirect columns-if there is no combined holdings, please leave the relevant box blank.
(x)
  Voting rights to shares in respect of which the notifying party is a direct shareholder (DTR 5.1)
(xi)
Voting rights held by the notifying party as an indirect shareholder (DTR 5.2.1)
(xii)
  If the holding has fallen below the minimum threshold, the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is below 3%.
(xiii)
  date of maturity / expiration of the financial instrument i.e. the date when the right to acquire shares ends.
(xiv)
 If the financial instrument has such a period-please specify the period- for example once every three months starting from the (date)
(xv)
The notification should include the name(s) of the controlled undertakings through which the voting rights are held. The notification should also include the amount of voting rights and the percentage held by each controlled undertaking, insofar as individually the controlled undertaking holds 5% or more, and insofar as the notification by the parent undertaking is intended to cover the notification obligations of the controlled undertaking.
(xvi )
This annex is only to be filed with the competent authority.
(xvii)
Whenever another person makes the notification on behalf of the shareholder or the natural person/legal entity referred to in DTR5.2 and DTR5.3

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                  By:

                                                                                                                        Name: P A Stafford

                                                                                                                                            Title: Assistant Group Secretary

                                                                                                                                                                                                   Date: December 30, 2008